

OFFERING MEMORANDUM

facilitated by



Girls Chronically Rock

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) Basic Information About the Company

Name of Company	GIRLS CHRONICALLY ROCK
State of Organization	MA
Date of Formation	06/12/2017
Entity Type	Limited Liability Company
Street Address	55 ESSEX ST. APT #505
Website Address	https://www.girlschronicallyrock.com

(B) Directors and Officers of the Company

Key Person		Keisha Greaves
Position with the Company		
	Title	Owner
	First Year	2016
Other business experience (last three years)		For the past three years, Keisha has been owning and operating Girls Chronically Rock.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Keisha Greaves	100%

(D) The Company's Business and Business Plan

introduction to girls chronically rock

I was inspired to create this company after being diagnosed with Muscular Dystrophy in 2009. I've been able to meet so many people who suffer from different chronic illnesses such as Lupus, Muscular Dystrophy, Kidney Failure, and many more, and I've noticed that they support each other and are always there for each other when one is down and needs to talk. I wanted to make an uplifting brand that helps inspires young women such as myself, letting everyone know and affirming to ourselves that "we got this", and we are Chronically Rocking and will continue to do so.

A message from the founder

I am passionate about my business because I live and breathe fashion, and am excited about starting this t-shirt line for my fellow Chronic Girls on social media. Anything is possible once you put your mind to it. Once you have your focus and ambitious to succeed at what you do, just do it and you will succeed.

-Keisha Greaves, CEO

Business Model

- Girls Chronically Rock is a clothing brand to help and inspire others who are dealing with a chronic illness. Girls Chronically Rock is a movement and looking to build into a major empire.
- We are working to develop a line of **adaptive clothing** to serve a market of disabled individuals who are often left behind in fashion and struggle to get dressed every single day. This is something that most able-bodied people don't realize, and therefore, there's very little stylish yet comfortable and easy-to-wear clothing for disabled people.
- We plan to pursue larger-scale retail partnerships to bring the brand to a national level, and to expand our e-commerce capabilities.
- Girls Chronically Rock will sell variety of t-shirt selections and exclusive inspiring quotes for different people who battle a chronic illness on a daily basis and these t-shirts will make them feel good.
- 10% of proceeds will go towards the Muscular Dystrophy Association.
- In addition to T-shirts, we will sell lifestyle merchandise including cups, mugs, and handbags.

Marketing strategy

- Keisha has been featured multiple times in the media and will continue to use PR tactics to spread the word about the business. These tactics will include features in talk shows, newspapers, magazines, and blogs.
- Keisha has been featured in Good Morning America, Today Show, WCVB Chronicle, ABC News, Thrive Global, Politico, Improper Bostonian, Boston Voyager, Herself 360, Liz on Biz, among other outlets on and offline. One of Keisha's proudest moments is being featured In Today Style Heroes among other celebrities such as: Gabrielle Union, Drew Barrymore, Debra Messing and more.

- We will also tap into referral networks of different illness groups in Boston, MA, online, and across the country.

The Market

- All ages! Kids through old adults to ages 60-70 rocking are wearing my t-shirts. Girls Chronically Rock just recently added a Kids Chronically Rock section.
- Those with disabilities enjoy my clothing line because they feel represented and uplifted by the message.
- We are also working on an adaptive line that will actively serve the disabled community. Imagine finding it difficult to put on a T-shirt or a pair of pants: we are developing a line of clothing for the millions of people who are left out by traditional fashion brands.

Our Competitors

- Wheelchair Rupunzel, Love Your Genes brand

Press

- Keisha Greaves Helps Women Battling Chronic Illnesses With Her Inspirational Clothing Line
- A clothing line for women with chronic illnesses? Why 1 woman made it happen
- Meet Keisha Greaves of Girls Chronically Rock in Cambridge

(E) Number of Employees

The Company currently has 1 employee.

(F) Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$10,000
Offering Deadline	February 19, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) Commitments that Exceed the Target Offering Amount

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$20,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Advertising	$4,000	$6,000
Inventory	$3,000	$5,000
Adaptive Clothing Line	$2,400	$7,800
Mainvest Compensation	$600	$1,200
TOTAL	$10,000	$20,000

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering

Deadline.

- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	5.0 - 10.0%[2]
Payment Deadline	2027-01-01
Maximum Payment Multiple	1.1 X
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.69%

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[1] as further defined in the note agreement

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 5.0% and a maximum rate of 10.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$10,000	5.0%
$12,500	6.2%
$15,000	7.5%
$17,500	8.8%
$20,000	10.0%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has no outstanding securities.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Keisha Greaves	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Bank Of America Business Credit Card	$1,600	18.75%		n/a
Capital One	$30,000	16.67%		n/a
Lending Club	$5,000	40%		n/a

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S) The Company's Financial Condition

Financial Summary Girls Chronically Rock is basing their projected clothing designs and products on the financial snapshot information provided to them by the t-shirt company in the Somerville/Cambridge, MA area.

Internet sales were estimated by calculating the total number of hours each terminal will be active each day and then generating a conservative estimate as to how many hours will be purchased by consumers.

Fixture Costs: Fixture costs associated with starting Girls Chronically Rock are the following: 1 computers and wireless hubs $3,000, one printers $1,000, one scanner $400, a fax machine $700, photo shoot to take pictures of models in the t-shirt to put on website $400-800 per session for photo shoot, stationery goods $900, cell phone $65, decoration expense $14,110 for a total fixture cost of $39,305. Salaries Expense: The founder of Girls Chronically Rock, Keisha Greaves will receive a salary of $36,000 in year one, $45,400 in year two, and $65,040 in year three. Payroll Expense: Girls Chronically Rock intends to run this business on her own, so she will not need any expenses for now to pay for any employees until further notice. Rent Expense: Girls Chronically Rock will be running this business right from her home, so all of the office supplies and computer expenses will be all running from her home. Utilities Expense: As stated in the contract, the lessee is responsible for the payment of utilities including gas and garbage disposal from out of her apartment. The only utilities expense that Girls Chronically Rock must pay is the phone bill and dedicated Phone line for Internet access. The basic monthly service charge for each wireless hub provided by Comcast is $95 a month. The Comcast cable which includes the phone line will be used to connect the modem will make local calls to the network provided by Comcast resulting in a monthly charge of $300. The two additional lines used for business communication will cost $34.58/month plus long distance fees. Marketing Expense: Girls Chronically Rock will allocate $5,000 for promotional expenses at the time of start-up. These dollars will be used for advertising in local newspapers, magazines and online in order to build consumer awareness. Insurance Expense: Girls Chronically Rock has allocated $1,440 for insurance for the first year. That cost will also include for the owner to apply for a business certificate and tax ID so no one else can take this name. As revenue increases in the second and third year of business, Girls Chronically Rock intends to invest more money for additional insurance coverage. Legal and Consulting Fees: The cost of obtaining legal consultation in order to draw up the paper work necessary for the name to get a tax id number from the IRS is $1,000. Taxes: Girls Chronically Rock is a t-shirt line and, as an entity, it is not taxed. Accounts Payable: Girls Chronically Rock acquired an $8,000 loan from a bank at a 10% interest rate. The loan will be paid back at $150/month over the next couple of years. The $4,290 short-term loan will be paid back at a rate of 8%. Below you will see the start up funding chart of the estimating costs of what everything will cost. Start-up Funding For my start up funding cost it will consist of the different numbers it will take for me to launch the t-shirt online, promoting with different companies, reach out to different blogs and website to promote the t-shirt line, and the phone bill. Assets The assets will consist of the total costs of everything from year one, two and three. It will include the total cash amount, current assets. It will also include the liability and capital, account payable, short term liability, and long term liability.

Owner Keisha Greaves has 8 years of work experience that is directly relevant to managing and operating a successful t-shirt online business. The first 3 years of her professional work experience were spent in retail sales and banking, and the last 2 years have been dedicated to a professional career in Managing and Designing/Merchandising. The sum of these experiences truly integrates the key disciplines for running a successful business: sales, finance, and management. Ms. Greaves initial experiences in retail and business sales were formative insofar as they helped her early on to understand how to best work with all types of personalities, meet individual needs through listening, and develop strong creative problem-solving skills. Much of this experience was spent "in the trenches," developing practical skills on the floor at retailers including JCPenney, Aldo's, Vera Bradley and Mudo Boutique. She also has several years of merchandising experience with working for Tommy Hilfiger, nautical, Perry Ellis, Calvin Klein and also most recently merchandising for Spanx. She has an understanding of what it takes to work in a retail environment, from stocking the sales floor and utilizing loss prevention skills, to ringing up a sale and counting back cash, and most importantly, reading a customer. Ms. Greaves understands how to create successful communications and marketing strategies and have experience marketing fashion for top retailers, such as Spanx, Tommy Hilfiger and much of this work involved developing and maintaining high profile campaigns that were structured around generating increased customer sales within the store environment and through sales associate training. She has led successful teams, which involved qualified and thoughtful selection of employees and consultants to help ensure the success of a project. Her current efforts toward opening Girls Chronically Rock have heavily depended on all the skills and abilities that she has developed in her past professional lives. Her combined skills and knowledge of the right types of clothing a woman should wear based on her style and personality are enhanced by her retail experience, and her current training within the small business she started doing personal shopping and merchandising for local customers. Ms. Greaves is extremely dedicated and motivated to creating a thriving t-shirt online business and feels confident in succeeding based on her well-rounded experience, established sound vendor and customer relationships, and strong work ethic.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

Girls Chronically Rock Pro-Forma Income Statement	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$5,000	$15,000	$30,000	$45,000	$67,500
Cost of goods sold	$1,250	$3,750	$7,500	$11,250	$16,875
Gross profit	**$3,750**	**$11,250**	**$22,500**	**$33,750**	**$50,625**
Expenses					
Rent	$0	$0	$0	$0	$0
Equipment lease	$0	$0	$0	$0	$0
Utilities	$0	$0	$0	$0	$0
Insurance	$0	$0	$0	$0	$0
Advertising	$2,400	$7,200	$14,400	$21,600	$32,400
Legal & Professional	$2,000	$2,050	$2,101	$2,154	$2,208
Office and Admin	$0	$0	$0	$0	$0
Repairs & Maintenance	$0	$0	$0	$0	$0
Payroll	$0	$2,000	$4,000	$6,000	$9,000
Manager salary	$0	$0	$0	$0	$0
Other expense 1	$0	$0	$0	$0	$0
Other expense 2	$0	$0	$0	$0	$0
Other expense 3	$0	$0	$0	$0	$0
Other expense 4	$0	$0	$0	$0	$0
Total	$4,400	$11,250	$20,501	$29,754	$43,608
Operating Profit	**-$650**	**$0**	**$1,999**	**$3,996**	**$7,017**

(U) Disqualification Events

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	*Prior fiscal year-end (tax returns)*
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V